BEST AVAILABLE COPY

FAIRBORNE ENERGY TRUST

& Fairborne Energy LTD

05011501

September 19, 2005

SUPPL

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

Marci Morton

Marci Morton
Executive Assistant & Office Manager

SEC MAIL RECEIVED PROCESSING
SEP 26 2005
WASH, DC
199
SECTION

dlw 9/27

FAIRBORNE ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

September 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of September 2005. The distribution will be paid on October 17, 2005 to Unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.